Exhibit d(32)(b)

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. 1 (“Amendment”) TO INVESTMENT SUB-ADVISORY AGREEMENT (the “Agreement”) is effective as of November 1, 2014, by and among The Variable Annuity Life Insurance Company (“VALIC”) and AllianceBernstein L.P. (the “Sub-Adviser”).

RECITALS

WHEREAS, VALIC and VALIC Company I (“VC I”) entered into an Investment Advisory Agreement dated January 1, 2002, as amended December 19, 2014, with respect to the Covered Funds reflected in Schedule A; and

WHEREAS, VALIC and the Sub-Adviser are parties to that certain Investment Sub-Advisory Agreement dated December 19, 2012 (the “Agreement”) with respect to the VC I Covered Fund(s) with the Sub-Adviser, as listed on Schedule A thereto.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, VALIC and the Sub-Adviser agree as follows:

1.	Schedule A Amendment. Schedule A to the Agreement is hereby amended to reflect the change in the sub-advisory fees of the Dynamic Allocation Fund (“Fund”) for which the Sub-Adviser will manage a portion of the Fund’s assets (the “Overlay Component”). The amended Schedule A is attached hereto.

2.	Fund Transactions. The Agreement is hereby supplemented by including the following provision as Section 12:

12.	Fund Transactions

To the extent permitted by the Covered Fund’s current prospectus and statement of additional information, the Sub-Adviser is hereby directed and authorized by VALIC to (i) negotiate, enter into and execute trading and other agreements on the Coverd Fund’s behalf with third parties such as counterparties, clearing houses, clearing members, trading venues and such other intermediaries (including the Trust’s custodian) (each, a “Market Participant”) as the Sub-Adviser deems appropriate including, but not limited to, ISDA Agreements, as supplemented by any schedule, credit support annex (or pledge agreement), and/or confirmations thereto, listed options agreements, as supplemented by any addendum hereto related to exchange-traded derivative transactions agreements, repurchase agreement facilities, master forward securities transaction agreements, standard industry protocol arrangements (including those published by ISDA) and any such other agreements or arrangements as may be necessary or desirable to effect the investments and transactions contemplated by the Covered Fund’s investment guidelines and (ii) effect transactions in derivatives with such counterparties, in such a manner and on such trading venues as the Sub-Adviser considers appropriate. Where applicable, all such transactions shall be effected in accordance with the rules and regulations (if any) of the relevant trading venue and the Sub-Adviser may take all such steps as the Sub-Adviser considers reasonable or as may be required or permitted by such rules and regulations and/or by appropriate market practice. Upon the reasonable request of VALIC, the Sub-Adviser will provide copies of any such agreements or other documents to VALIC.

The Sub-Adviser also is authorized on a continuing basis to maintain at Markit Group Limited (or such other intermediaries as it deems reasonable) for delivery to relevant Market Participants, information (including confidential information) relating to the Covered Fund(s) and all such constituent and other documentation as may be required by such Market Participants in connection with the Sub-Adviser’s use of derivatives and/or in order to effect, clear or otherwise manage transactions in derivatives on behalf of the Covered Fund(s).

To the extent applicable, upon any termination of the Agreement, VALIC agrees that the Sub-Adviser shall have the authority to close any open futures or listed options contracts and/or to execute currency forward and spot contracts in the Fund for purposes of off-setting any open forward positions in the Fund.

3.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreement shall remain unchanged and shall continue to be in full force and effect.

5.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE		ALLIANCEBERNSTEIN, LP
INSURANCE COMPANY

By:	/s/ Kurt W. Bernlohr	By:	/s/ Louis T. Maylan

Name:	Kurt W. Bernlohr	Name:	Louis T. Maylan

Title:	President	Title:	Assistant Secretary

SCHEDULE A

COVERED FUND(S)

Effective November 1, 2014

Annual Fee computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Fund	Fee

Dynamic Allocation Fund[a]	0.24% on the first $500 million;
0.21% on the next $1 billion; and
0.19% on assets over $1.5 billion

[a]

The Sub-Adviser shall be paid a composite fee based on the aggregate assets of the Overlay Component it manages for the Dynamic Allocation Fund of VALIC Company I, the SunAmerica Dynamic Allocation Portfolio and the SunAmerica Dynamic Strategy Portfolio, both of SunAmerica Series Trust.